UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

AppFolio, Inc.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
03783C100
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100	-2-

1	NAMES OF REPORTING PERSONS Ashe Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,448,033
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	1,448,033
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,448,033
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IA

(1) Based on a total of 21,751,154 shares of Class A common stock of the Company outstanding as of January 25, 2024, as reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on February 1, 2024.

CUSIP No. 03783C100	-3-

Item 1.
(a)	Name of Issuer:
The name of the issuer to which this Schedule 13G relates is AppFolio, Inc. (the "Company").
(b)	Address of Issuer’s Principal Executive Offices:
The principal executive offices of the Company are located at 70 Castilian Drive, Santa Barbara, CA 93117.
Item 2.
(a)	Name of Person Filing:
This statement is filed by Ashe Capital Management, LP, a Delaware limited partnership ("Ashe"). Ashe is a registered investment advisor which holds Class A common stock of the Company in funds under its management and control, and in such capacity Ashe has voting and investment power over such securities. The principals of Ashe are William C. Crowley, William R. Harker and Stephen M. Blass (each, a "Principal" and collectively, the "Principals").
(b)	Address of Principal Business Office or, if None, Residence:
The principal business address of Ashe and each Principal is 530 Sylvan Ave., Suite 101, Englewood Cliffs, New Jersey 07632.
(c)	Citizenship:
Ashe is a limited partnership organized in Delaware. Each of the Principals is a United States citizen.
(d)	Title and Class of Securities:
The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.0001 per share.
(e)	CUSIP No.:
The CUSIP number of the Company's Class A common stock is 03783C100.
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	[X]	An investment adviser in accordance with § 13d-1(b)(1)(ii)(E).
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 03783C100	-4-

Item 4.	Ownership
	(a)	Amount beneficially owned:		1,448,033
	(b)	Percent of Class (1):		6.6% (1)
	(c)	Number of shares as to which the person has
		(i)	Sole power to vote or direct the vote:	1,448,033
		(ii)	Shared power to vote or to direct the vote:	0
		(iii)	Sole power to dispose or to direct the disposition of:	1,448,033
		(iv)	Shared power to dispose or to direct the disposition of:	0

	(1)	Based on a total of 21,751,154 Class A shares of the Company outstanding as of January 25, 2024, as reported in the Company's Annual Report on Form 10-K filed with the Commission on February 1, 2024.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	Securities reported on this statement on Schedule 13G as being beneficially owned by Ashe were purchased and are held on behalf of a private investment limited partnership under its management and control.
Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
	Not Applicable
Item 8.	Identification and Classification of Members of the Group.
	Not applicable
Item 9.	Notice of Dissolution of Group.
	Not applicable
Item 10.	Certification.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 03783C100	-5-

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

ASHE CAPITAL MANAGEMENT, LP

By:	/s/ William R. Harker
Name:	William R. Harker
Title:	Co-Founder and President